Exhibit 99.1

VIA optronics Reports Preliminary Unaudited Fourth Quarter 2020 Financial Results

Anticipated Fourth Quarter 2020 Revenue Exceeds Prior Guidance

Nuremberg, Germany and New York, NY: March 2, 2021 - VIA optronics AG (NYSE: VIAO) (“VIA” or “the Company”), a leading supplier of enhanced display solutions, today announced certain preliminary unaudited financial results for the three months and year ended December 31, 2020.

VIA anticipates fourth quarter 2020 total revenue to be in the range of €43 million to €45 million, or an increase of 22% at the midpoint, compared to €36 million in the fourth quarter of 2019, and ahead of previously issued guidance of €37 million to €40 million. For the full year 2020, total revenue is expected to be in the range of €151 to €153 million, reflecting year over year growth of 11% at the midpoint. Driven by investments in research and development to address increasing growth opportunities, the Company expects fourth quarter 2020 EBITDA to be in the range of €(0.8) million to €(1.2) million.

“We are pleased with our strong revenue performance in 2020 and very proud of how our team executed despite challenges from the COVID-19 pandemic,” said Jürgen Eichner, CEO & Founder of VIA. “Our performance exceeded our expectations due to increased demand for our products and solutions in the automotive market, particularly related to electric vehicle programs. We are excited about the growth opportunities ahead of us, most notably in the automotive and industrial end-markets, and we are increasing our investments in research and development to meet the growing demand for VIA`s tailored solutions. We look forward to sharing further details of our fourth quarter and full year 2020 results on our earnings conference call on March 11th.”

These preliminary financial results are inherently uncertain and subject to revision in connection with the finalization of the Company’s financial statements for its quarter and full year ended December 31, 2020.

VIA plans to release its complete financial results for the fourth quarter and full year 2020 before the opening of the US financial markets on Thursday, March 11, 2021. VIA will host a conference call to discuss its results and will provide a corporate update at 2:30 p.m. Central European Time / 8:30 a.m. Eastern Time the same day. The dial-in numbers for the call are +1 631-302-6547 (USA), +44 203-059-8128 (UK), or +49 695-660-36000 (Germany). Please ask to be connected to the VIA optronics AG call.

For information regarding the non-IFRS financial measures discussed in this release, please see "Non-IFRS Financial Measures”.

The foregoing preliminary financial information for the quarter and year ended December 31, 2020 is subject to completion of Via’s quarter-end close procedures and further financial review and represents Via’s current expectations as to what it will report for such quarter. Actual results may differ as a result of the completion of the Company’s quarter-end closing procedures, review of adjustments and other developments that may arise between now and the time such financial information for the period is finalized. As a result, these estimates are preliminary and may change. Neither Via’s independent registered accounting firm nor any other independent registered accounting firm has audited, reviewed or complied, examined or performed any procedures with respect to the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary financial information.

Non-IFRS Financial Measures

Our management and supervisory boards utilize both IFRS and non-IFRS measures in a number of ways, including to facilitate the determination of our allocation of resources, to measure our performance against budgeted and forecasted financial plans and to establish and measure a portion of management’s compensation.

The non-IFRS measures used by our management and supervisory boards include:

●	EBITDA, which we define as net profit (loss) calculated in accordance with IFRS before financial result, taxes, depreciation and amortization; for purposes of our EBITDA calculation, we define "financial result" to include financial result as calculated in accordance with IFRS and foreign exchange gains (losses) on intercompany indebtedness.

Our management and supervisory boards believe these non-IFRS measures are helpful tools in understanding certain aspects of our financial performance and are important supplemental measures of operating performance because they eliminate items that may have less bearing on our operating performance and highlight trends that may not otherwise be apparent when relying solely on IFRS financial measures. We also believe that these non-IFRS measures are useful to investors and other users of our financial statements in evaluating our performance because these measures are the same measures used by our management and supervisory boards for these purposes.

We have not provided a reconciliation of our non-IFRS financial measures to their most directly comparable IFRS measures in this press release because we have not yet finalized the specific items required to reconcile our non-IFRS financial measures to their most directly comparable IFRS financial measures. Accordingly, a reconciliation of the non-IFRS financial measures to the corresponding IFRS measures is not available without unreasonable effort. A reconciliation of our non-IFRS financial measures will be presented in our reporting of the fourth quarter and full year 2020 financial results scheduled for March 11, 2021

About VIA:

VIA is a leading provider of enhanced display solutions for multiple end-markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications as well as demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras and other hardware components. VIA’s intellectual property portfolio, process know-how, and optical bonding and metal mesh touch sensor and camera module technologies provide enhanced display solutions that are built to meet the specific needs of its customers.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: our ability to meet customers’ requirements for quality and performance or their demands as to timing or quantity; our dependence upon sales to certain customers and material fluctuation in purchase volumes period on period; our dependence upon our relationships with our strategic partners; our ability to develop new products and win business, to convert project wins into revenue and to manage our costs during the product development cycle; the impact of the ongoing COVID-19 pandemic; our ability to adapt to risks inherent in doing business on a global level and in particular in China, including tariffs, trade wars, pandemics (such as COVID-19), economic and geopolitical instability and changes in regulatory requirements; the length of the product development cycle for our OEM, Tier-1 Supplier, and other customers; our dependence upon the commercial success of our customers’ products; our dependence upon a limited number of suppliers for a number of our raw materials and equipment, including the silicone material used in VIA bond plus; delays in the production of our direct customers’ product offerings, including due to performance issues with, or supply shortages of, component parts unrelated to our solutions; volatility in the prices or availability of certain components and raw materials used in our business; our ability to protect our know how, trade secrets and other intellectual property; our ability to manage the expansion of our operations effectively; our ability to attract and retain key management or other key personnel; our ability to raise additional capital on attractive terms, or at all, if needed; and the other risks indicated in VIA’s filings with the Securities and Exchange Commission ("SEC"). Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Relations:

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212-871-3927

Lindsay Savarese

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212-331-8417